

Mid-year Report for 2003

KRONES

Explanatory statement on the Group accounts
for the 1st half of 2003

Basis of our accounting procedure

The KRONES AG mid-year and Group end-of-year accounts have been prepared in accordance with the rules laid down in Volume Three of the HGB and AktG laws.

The consolidation, accounting and evaluation methods used correspond to those used in the Group end-of-year report from 31.12.2003.

Expenditures and revenues which are to be added on to the earnings from normal business activities, which are not seasonal and not normally produced until the end of the business year, are considered in the interim report to a degree which is proportionate to the period.

The interim report is in compliance with the principles of the DRS 6 regulations.

Companies embraced by consolidation

The year-end results of six domestic and fourteen foreign subsidiaries (full consolidation) are incorporated).

The sub-group KOSME was included for the first time in 2003.

Because of their minor significance for the portrayal of the Group's assets, finances and results, the seventeen direct and two indirect subsidiaries are not embraced by the consolidated accounts.

← Group balance sheet

KRONES Group balance-sheet
as of 30.06.2003

Liabilities	30th June 03 million €	31st Dec. 02 million €
Equity capital	**406.4**	**408.8**
Provisions	**277.1**	**271.4**
Liabilities to banks	10.1	0.7
Accounts payable	71.5	68.0
Due to affiliated companies	2.4	1.1
Other liabilities	44.6	55.8
Liabilities	**128.6**	**125.6**
Prepaid expenses and deferred income	**0.0**	**0.1**
Balance-sheet total	**812.1**	**805.9**

2 A

KRONES Group balance-sheet
as of 30.06.2003

Assets	30th June 03	31st Dec. 02
	million €	million €
Intangible assets	11.2	11.4
Tangible assets	223.0	219.3
Financial assets	1.8	18.9
Fixed assets	**236.0**	**249.6**
Inventories	150.9	165.1
Accounts receivable (trade debtors)	376.3	313.4
Accounts receivable from affiliated companies	8.1	5.1
Other assets	30.2	31.0
Short-term securities	0.7	0.9
Liquid assets	1.6	35.3
Current assets	**567.8**	**550.8**
Prepaid expenses and accrued income	**8.3**	**5.5**
Balance-sheet total	**812.1**	**805.9**

2 B

A selection of KRONES Group company data
for the 1st half of 2003

	2003* 1st half year million €	2002 1st half year million €	Difference %
Sales	717.5	669.9	7.1%
Profit after tax	34.4	32.2	6.8%
Cumulative orders received**	663.9	606.4	9.5%
Orders on hand **	560.3	566.3	−1.1%
Investments	24.3	25.7	−5.4%
Earnings per share (in €)***	3.27	3.06	6.8%
EBIT	53.7	56.4	−4.8%
Cash flow	53.0	49.1	7.9%
Employees	Number	Number	
KRONES, domestic	7,229	7,161	0.9%
KRONES Group without KOSME	8,367	8,387	−0.2%
KRONES Group with KOSME	8,680	8,387	3.5%

* Inkl. KOSME, ** Incl. downstream business, *** unwatered/watered

Statement of income →
Group balance sheet →
Explanatory statement on the Group accounts →

2 C

KRONES Group profit-and-loss account for the 1st half of 2003

	2003 1st half year million €	2002 1st half year million €	Difference %
Sales revenues	**717.5**	**669.9**	**7.1%**
Stock movement	−3.4	−7.5	−54.7%
Overall performance	**714.1**	**662.4**	**7.8%**
Sales input	−306.3	−266.9	14.8%
Gross profit	**407.8**	**395.5**	**3.1%**
Personnel expenses	−236.0	−229.0	3.1%
Other revenues/expenditures	−99.5	−93.2	6.8%
Asset depreciation	−18.6	−16.9	10.1%
Financial result	0.7	1.1	−36.4%
Profit from normal business activities	**54.4**	**57.5**	**−5.4%**
Tax on earnings	−20.0	−25.3	−20.9%
Profit after tax	**34.4**	**32.2**	**6.8%**

KRONES Group profit-and-loss account for the 2nd quarter of 2003

	2003 2nd quarter million €	2002 2nd quarter million €	Difference %
Sales revenues	**350.5**	**325.1**	**7.8%**
Stock movement	−7.7	−3.0	156.7%
Overall performance	**342.8**	**322.1**	**6.4%**
Sales input	−142.2	−124.1	14.6%
Gross profit	**200.6**	**198.0**	**1.3%**
Personnel expenses	−117.6	−116.6	0.9%
Other revenues/expenditures	−48.7	−46.8	4.1%
Asset depreciation	−8.9	−7.4	20.3%
Financial result	0.5	0.2	150.0%
Profit from normal business activities	**25.9**	**27.4**	**−5.5%**
Tax on earnings	−7.4	−12.1	−38.8%
Profit after tax	**18.5**	**15.3**	**20.9%**

2-D



Dear shareholders and business associates,

Figures for the same period of the previous year exceeded for the fourth time in a row.

The strategy and direction chosen by KRONES are the correct ones – proof of this can be found in the continued pleasing Group development already shown in the first six months of this year. In an environment marked by continued weak economic growth, stagnating markets, a general reluctance to invest and, in Germany, political uncertainty, KRONES has once again managed to improve on its figures for the same period of the previous year – and this for the fourth time in a row. In view of the exceptionally high growth rates shown in the first half of 2002, the further increase in sales (7.1 %), orders received (9.5 %) and profits (6.8 %) should be regarded with even higher estimation. Our half-yearly figures provide us with the confirmation that KRONES has made the correct adjustments in response to these times of economic difficulty. This will be of more crucial importance many years from now, than it is today.

Volker Kronseder
Executive Chairman

Hans-Jürgen Thaus
Deputy Executive Chairman

With positive signs

KRONES machines, systems and services are still in great demand – both in Germany and worldwide. In line with this, the number of orders received for the KRONES Group experienced a further increase in the first six months of the current trading year, up by 9.5 % to 663.9 million euro. In the first half of 2002, the number of orders received lay at 606.4 million euro. Turnover increased by 7.1 % in the first half of the year reaching 717.5 million euro compared to 669.9 million euro in the same period of the previous year.

The number of orders on hand reached a similar stabile, and thus secure, level, amounting to 560.3 million euro on day of the deadline. This figure may mean a slight reduction of 1.1 % compared to the previous year's level (566.3 million euro), but can be explained by the continuingly shorter delivery times.

Orders received for the first half of the year in million euro



2001
546.7
2002
606.4
2003
663.9

Group sales for the first half of the year in million euro



2001
578.4
2002
669.9
2003
717.5



The clear increase in sales and number of orders received is the result of the good business practiced by KRONES despite the introduction of can deposits in Germany which has been making the industry feel insecure. Here, beverage industry investments, no matter how reluctant, in new PET bottle filling lines and in the process area were to our advantage.

Our efforts in export to open up new markets abroad, occupy new areas of growth and increase our export percentage, which currently exceeds 75 %, have been scarcely affected by the euro which has been strong since the start of the year.

Breakdown of KRONES Group sales

2003

Machines and lines for packing and palletising
71.1 Mio. €

Machines and lines for beverage production
78.1 Mio. €

Machines and lines for product filling and dressing
568.3 Mio. €



Sales January – June 2003: 717.5 Mio. €

2002

Machines and lines for packing and palletising
74.5 Mio. €

Machines and lines for beverage production
69.1 Mio. €

Machines and lines for product filling and dressing
526.3 Mio. €



Sales January – June 2002: 669.9 Mio. €



Our majority holding in the KOSME group which has been in effect since 1st January 2003 has had a positive effect on the Group's sales level. The Austrian-Italian company offers bottling lines and packaging machines for the low output range, thus opening doors to new markets for KRONES.

Positive results were gained from the merger between KRONES AG and our subsidiary KETTNER which took effect retroactively as from 1st January 2003. The product range offered by the packaging machine manufacturer was, and still is, an integral component in KRONES lines. The now uniform, united appearance was welcomed by the market. The KETTNER production sites remain and are being further expanded. All KETTNER employees have now become KRONES AG employees.

Just like the sales figures, KRONES AG's profits have developed with the same strength in the first half of 2003. Profits after tax amount to 34.4 million euro. In view of the exceptional profit leap in the first six months of the previous year (an increase of 28 % to 32.2 million euro), a renewed 6.8 % increase to 34.4 million euro is further proof of the Group's successful direction. In addition to the growth in sales, measures taken to improve efficiency and stiffened cost control had the most positive effect on the result.

KRONES Group profit after tax for the first half year

Year	Value
2001	25.1
2002	32.2
2003	34.4

Breakdown of KRONES Group profits

2003

Machines and lines for packing and palletising
2.4 Mio. €

Machines and lines for beverage production
1.7 Mio. €

Machines and lines for product filling and dressing
30.3 Mio. €



Earnings after taxes January – June 2003: 34.4 Mio. €

2002

Machines and lines for packing and palletising
3.4 Mio. €

Machines and lines for beverage production
2.4 Mio. €

Machines and lines for product filling and dressing
26.4 Mio. €



Earnings after taxes January – June 2002: 32.2 Mio. €

Based on the half-yearly balance sheet, new highs are emerging in our company figures for 2003 as a whole. It is anticipated that KRONES sales will amount to over 1.4 billion euro at the end of the year, which corresponds to an increase of 9 %. The number of orders received will also show a similarly strong development. The annual profit after tax should exceed 60 million euro for the first time ever. These figures mean that we are within the 5 to 10 % corridor of growth which we set for ourselves internally.

KRONES shares increase in value

Following the global downward slide experienced by the stock exchange, the stock markets have improved significantly since March 2003. The KRONES shares traded on the MDAX have also recovered. After their annual low at the end of February (€ 37.50) our standard shares were quoted at € 48.00 at the end of trading on 30th June, meaning a 17 % increase since the beginning of the year (€ 41.00). At the end of trading on 30th June, the KRONES preference shares were quoted at € 52.00, a 19 % increase compared to the price quoted on 1st January (€ 43.50).

Standard share price development in the 1st half of 2003


52.50 €
37.50 €
125 %
120 %
115 %
110 %
105 %
100 %
95 %
90 %
85 %
January
February
March
April
May
June
July

Preference share price development in the 1st half of 2003


53.25 €
38.70 €
125 %
120 %
115 %
110 %
105 %
100 %
95 %
90 %
85 %
January
February
March
April
May
June
July









Number of employees at a constant level

Careful restraint is steering the personnel policy of the KRONES Group. In view of the general economic situation, we started in the first half of the year to use the company's natural personnel fluctuation to no longer fill any jobs which became available. Based on these measures, we will employ around 300 fewer people in the Group at the end of 2003 as was the case a year before. However, the number of jobs will be equalled out again by the first time inclusion of the employees from KOSME, meaning that the 2002 end-of-year level will once again be reached.

On 30th June 2003, the KRONES Group employed 8,680 people worldwide, 293 or 3.5% more than on the same date of the previous year. 7,229 people were employed in our factories in Germany and 1,451 in our foreign subsidiaries.

Number of KRONES Group employees in 1st half year

Year	Employees
2001	8,146
2002	8,387
2003	8,680*

*Including 313 KOSME employees (initial consolidation in 2003)

Innovation stimulates demand

Our special efforts in research and development are the guarantors for our technological leadership and thus the basis for our growth opportunities in the markets of the future. A current example is shown by the new Contiform SK 40 small-cavity stretch blow-moulding machine. With this high-performance machine – the first which can manufacture up to 60,000 PET bottles per hour – we have already captured a fixed place in the American market for PET bottle manufacture. A success which provides confirmation of our technical and technological developments and which is also reflected economically. Therefore, we will continue to place consistent emphasis on our innovations.



We dedicate the continual optimisation and development of existing technologies, which improve and increase the performance of proven machines, to our efforts in research and development.





Outlook

A radical improvement in the general economic situation is not in sight. KRONES will have to exert itself even more this year and, more than likely, also in the coming years. Thanks to a great number of measures – such as the permanent optimisation of process procedures within the company, investments in new machines to increase productivity, increased efforts in research and development, consistent cost control and a restrictive personnel policy – KRONES has adjusted to the changed situation and taken precautionary measures to correspond to a "slimline" method of planning.

Even so, we are still holding on to our goals: to continue to extend KRONES' leading position in the packaging industry and to economically remain in the success lane. For this year, the half-yearly balance figures forecast renewed best sales and profit figures. We are looking beyond that – with the necessary faith in our strengths and with quiet optimism – towards the year 2004.

Equity capital accounts of the KRONES Group
as of 30.06.2003

Evolution of equity capital	Subscribed capital million €	Capital reserve million €	Revenue reserve million €	Group profit carried forward million €	Running Group profit million €	Other equity cap. positions million €	Shares in third-party ownership million €	Total million €
As of 31.12.2001	26.9	103.7	181.2	18.4	50.3	---	0.5	381.0
Carried forward to the new account	---	---	---	50.3	-50.3	---	---	0.0
Dividend payments	---	---	---	-9.8	---	---	---	-9.8
Allocations to revenue reserves	---	---	15.0	-15.0	---	---	---	---
Period surplus for the first half of 2002	---	---	---	---	32.2	---	---	32.2
Profit-neutral adjustment of other equity capital positions	---	---	---	---	---	-7.1	---	-7.1
Shares in third-party ownership	---	---	---	---	---	---	---	0.0
As of 30.06.02	26.9	103.7	196.2	43.9	32.2	-7.1	0.5	396.3
Change due to initial consolidation	---	---	0.5	---	---	---	-0.5	0.0
Allocations to revenue reserves	---	---	30.0	-30.0	---	---	---	---
Period surplus for the second half of 2002	---	---	---	---	25.1	---	---	25.1
Profit-neutral adjustment of other equity capital positions	---	---	-17.2	-2.5	---	7.1	---	-12.6
As of 31.12.02	26.9	103.7	209.5	11.4	57.3	0.0	0.0	408.8
Carried forward to the new account	---	---	---	57.3	-57.3	---	---	0.0
Change due to initial consolidation	---	---	-19.6	---	---	---	2.4	-17.2
Dividend payments	---	---	---	-10.9	---	---	---	-10.9
Allocations to revenue reserves	---	---	22.5	-22.5	---	---	---	0.0
Period surplus 1st half year	---	---	---	---	34.4	---	---	34.4
Profit-neutral adjustment of other equity capital positions	---	---	---	---	---	-8.7	---	-8.7
As of 30.06.03	26.9	103.7	212.4	35.3	34.4	-8.7	2.4	406.4

KRONES Group statement of sources and application of funds	2003	2002
	1st half year	1st half year
	million €	million €
Periodic profit	34.4	32.2
Depreciation/appreciation on fixed asset items	18.6	16.9
Increase in provisions and accruals	5.7	11.7
Other non-transactional measures Expenditures/revenues	2.1	2.6
Profit from the disposal of fixed assets	-2.1	0.0
Increase in inventories, accounts receivable and other assets not assigned to investment or financing activities	-53.5	-52.5
Reduction in accounts payable and other liabilities or assets not assigned to investment or financing activities	-6.4	-8.3
Cash flow from current business activities	**-1.2**	**2.6**
Receipts from sales of tangible assets	0.8	0.3
Moneys paid out for investment in tangible assets	-22.7	-24.5
Moneys paid out for investment in intangible assets	-1.6	-1.2
Moneys paid out for investment in financial assets	0.0	0.0
Moneys paid out for the acquisition of consolidated companies and other business units	0.0	0.0
Cash flow from investment	**-23.5**	**-25.4**
Moneys paid out to share holders	-10.9	-9.8
Increase in financial credits	9.4	18.2
Cash flow from financial activities	**-1.5**	**8.4**
Change in liquid funds	-26.2	-14.4
Changes to liquid funds due to exchange rates, consolidation and evaluation	-7.7	-6.0
Liquid funds at the start of the period	**36.2**	**66.3**
Liquid funds at the end of the period	**2.3**	**45.9**

KRONES AG
Investor Relations
Böhmerwaldstraße 5
D-93068 Neutraubling

Telephone 0 94 01/70 32 58
Fax 0 94 01/70 34 96
E-Mail investor-relations@krones.de
Internet www.krones.com